VIA EDGAR

Ronald (Ron) Alper

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Social Capital Hedosophia Holdings Corp. II

Draft Registration Statement on Form S-1

Submitted January 31, 2020

CIK No. 0001801169

Dear Mr. Alper:

On behalf of Social Capital Hedosophia Holdings Corp. II (the “Company” or “we”), in connection with the proposed initial public offering of the Company’s securities, we have filed today the Company’s Registration Statement on Form S-1 and submit the below in response to the comment of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated February 20, 2020, concerning the Company’s draft Registration Statement on Form S-1 submitted confidentially on January 31, 2020.

Draft Registration Statement on Form S-1 Submitted January 31, 2020

Financial Statements, page F-1

U.S. Securities and Exchange Commission

February 28, 2020

1.	How did you determine it would be appropriate to include unaudited interim results as of January 21, 2020 and for the period from January 1, 2020 through January 21, 2020.

The Company respectfully informs the Staff that, although its fiscal year end is December 31, the Company believes that the inclusion of unaudited interim results as of January 21, 2020 and for the period from January 1, 2020 through January 21, 2020 will be useful to potential investors in evaluating the Company because (1) the Company’s principal financing activities to date occurred on January 21, 2020 (i.e., the issuance of 8,625,000 Class B ordinary shares for $25,000, the borrowing of $300,000 under a promissory note) and (2) the Company had limited activity between its inception on October 18, 2019 and December 31, 2019. Additionally, the Company respectfully advises the Staff that, since January 21, 2020, the Company has not had any material financial activity. For these reasons, the Company believes that the inclusion of such unaudited interim results will be useful to potential investors in evaluating the Company and has determined that it is appropriate to include such unaudited interim results in the Registration Statement.

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U.S. Securities and Exchange Commission

February 28, 2020

Please contact me at (650) 470-4540 should you require further information.

Very truly yours,

/s/ Gregg Noel

Gregg Noel

cc:	Social Capital Hedosophia Holdings Corp. II
Chamath Palihapitiya

cc:	Shearman & Sterling LLP
Harald Halbhuber, Esq. and Ilir Mujalovic, Esq.